EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						March 31,
	2009	2010	2011	2012	2013	2014
Fixed charges and preferred stock dividends:
Interest	$455	$492	$549	$601	$620	$155
Interest portion of annual rentals	2	3	2	2	2	1
Preferred dividends of subsidiaries (1)	13	11	10	6	6	-
Total fixed charges	470	506	561	609	628	156
Preferred dividends for purpose of ratio	-	-	-	-	-	-
Total fixed charges and preferred dividends for purpose of ratio	$470	$506	$561	$609	$628	$156
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$977	$1,078	$1,747	$1,255	$1,399	$370
Add:
Total fixed charges (from above)	470	506	561	609	628	156
Distributed income of equity investees	493	260	96	50	51	11
Less:
Interest capitalized	73	74	27	53	23	8
Preferred dividends of subsidiaries (1)	13	11	10	6	6	-
Total earnings for purpose of ratio	$1,854	$1,759	$2,367	$1,855	$2,049	$529
Ratio of earnings to combined fixed charges and preferred stock dividends	3.94	3.48	4.22	3.05	3.26	3.39

Ratio of earnings to fixed charges	3.94	3.48	4.22	3.05	3.26	3.39

(1)	In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.